Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS THIRD QUARTER AND NINE MONTHS 2025 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, December 11, 2025 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP; the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Full integration of our seven drybulk vessels within Q3 25’ leading to a 36.1% increase of fleet calendar days compared to Q2 25’.

•	Fleet operational utilization of 88.7% for Q3 25’ versus 65.6% in in Q3 24’.

•	Operational utilization for Q3 25’ was 92.5% for our drybulk fleet and 84.4% for our tanker fleet.

•	About 75% of total fleet calendar days in Q3 25’ were dedicated to time charter activity while 25% to spot activity.

•

Revenues of $41.4 million in Q3 25’ compared to $33.0 million in Q3 24’, representing a 25.5% increase. This is mainly attributed to the increase in average number of vessels in our fleet following the expansion of our drybulk fleet.

•	Impressive increase of our operating income to $10.3 million in Q3 25’, marking a $4.3 million or 71.7% increase compared to Q3 24’ and a $2.1 million or 25.6% rise compared to Q2 25’.

•	Net income of $11.0 million in Q3 25’ versus $10.1 million in Q3 24’ and $12.8 million in Q2 25’.

•	EBITDA(1) of $17.9 million for Q3 25’ versus $12.2 million in Q3 24’ – an increase of 46.7%.

•	Net income of $35.0 million for 9M 25’, EBITDA of $49.7 million and operating cash flow generation of $57.0 million.

•	Cash and cash equivalents including time deposits of $99.3 million as of September 30, 2025. Our current cash position as of the date of this release is in the order of $172 million.

•

Capital raise of $60 million through a registered direct equity offering to institutional investors at a purchase price of $6.30 on December 1, 2025; these proceeds are expected to be utilized for further fleet expansion.

Third Quarter 2025 Results:

•

Revenues for the three months ended September 30, 2025 amounted to $41.4 million, an increase of $8.4 million, or 25.5%, compared to revenues of $33.0 million for the three months ended September 30, 2024, primarily due to the increase in the average number of vessels following the expansion of our drybulk fleet along with an improvement in market rates for both tankers and drybulk vessels.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2025 were $11.6 million and $10.9 million, respectively, compared to $13.0 million and $7.2 million, respectively, for the three months ended September 30, 2024. The $1.4 million decrease in voyage expenses is mainly attributed to increased time charter activity as five out of our nine tankers and nearly all of our ten dry bulk vessels were under time charter employment during the whole period, leading to a decline in spot employment. The $3.7 million increase in vessels’ operating expenses is primarily due to the increased size of our fleet by an average of 8.6 vessels.

•

Drydocking costs for the three months ended September 30, 2025 and 2024 were $0.05 million and $0.9 million, respectively. During the three months ended September 30, 2025, no vessel underwent drydocking whereas during the three months ended September 30, 2024 one of our product tankers underwent drydocking.

•	General and administrative costs for the three months ended September 30, 2025 and 2024 were $1.2 million for each period.

•

Depreciation for the three months ended September 30, 2025 and 2024 was $7.5 million and $4.3 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Management fees for the three months ended September 30, 2025 and 2024 were $0.8 million and $0.4 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Other operating income for the three months ended September 30, 2025 was $0.9 million and related to the accrued income of an insurance claim in connection with dry-docking repairs undertaken in prior years that is expected to be collected within 2025.

•

Interest and finance costs for the three months ended September 30, 2025 and 2024 were $0.9 million and $0.1 million, respectively. The $0.9 million of costs for the three months ended September 30, 2025 relate mainly to accrued interest expense – related party in connection with our last seven dry bulk vessel acquisitions for which the purchase agreement allowed payment to take place within one year from the date of entry into the purchase agreement. For accounting purposes, the outstanding balances payable for these seven vessels had to be allocated between principal and imputed interest up until the time of payment, although no interest was contractually charged by the sellers. The final balances, which were paid in full within the third quarter of 2025, remained the same as the originally agreed purchase prices. The $0.1 million of costs for the three months ended September 30, 2024 relate mainly to the accrued interest expense – related party, in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which was fully repaid in the second quarter of 2025.

•

Interest income for the three months ended September 30, 2025 was $1.5 million as compared to $2.1 million for the three months ended September 30, 2024. The $0.6 million decrease is mainly attributed to a lower amount of funds placed under time deposits along with a decrease in time deposit rates.

•

Interest income – related party for the three months ended September 30, 2025 was nil as compared to $0.1 million for the three months ended September 30, 2024. The decrease is mainly attributed to the $0.1 million of accrued interest income – related party for the three months ended September 30, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana). The balance was collected in July 2024.

•

Foreign exchange (loss)/gain for the three months ended September 30, 2025 was a loss of $0.1 million as compared to a gain of $1.7 million for the three months ended September 30, 2024. The $1.8 million decrease is mainly attributed to the decreased fluctuation of euro dollar foreign exchange rate when compared to the second quarter of 2025 along with the decrease in the amount of funds held in Euro currency.

•

As a result of the above, for the three months ended September 30, 2025, the Company reported net income of $11.0 million, compared to net income of $10.1 million for the three months ended September 30, 2024. Dividends paid on Series A Preferred Shares amounted to $0.44 million for the three months ended September 30, 2025. The weighted average number of shares of common stock outstanding, basic, for the three months ended September 30, 2025 was 33.7 million. Earnings per share, basic and diluted, for the three months ended September 30, 2025 amounted to $0.30 and $0.29, respectively, compared to earnings per share, basic and diluted, of $0.29 and $0.27, respectively, for the three months ended September 30, 2024.

•

Adjusted net income[1] was $11.8 million corresponding to an Adjusted EPS[1], basic, of $0.32 for the three months ended September 30, 2025 compared to an Adjusted net income of $10.9 million corresponding to an Adjusted EPS, basic, of $0.32 for the same period of last year.

•	EBITDA for the three months ended September 30, 2025 amounted to $17.9 million, while Adjusted EBITDA[1] for the three months ended September 30, 2025 amounted to $18.7 million.

•	An average of 19.0 vessels were owned by the Company during the three months ended September 30, 2025 compared to an average of 10.4 vessels for the same period of 2024.

Nine months 2025 Results:

•

Revenues for the nine months ended September 30, 2025 amounted to $109.9 million, a decrease of $11.4 million, or 9.4%, compared to revenues of $121.3 million for the nine months ended September 30, 2024, primarily due to stronger tanker rates prevailing in the first half of 2024 compared to the same period of 2025.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2025 were $32.8 million and $26.4 million, respectively, compared to $43.6 million and $19.7 million, respectively, for the nine months ended September 30, 2024. The $10.8 million decrease in voyage expenses is mainly attributed to a decrease in spot days by 28.2% as a result of a rise in time charter activity. The $6.7 million increase in vessels’ operating expenses was primarily due to the increase in the average number of vessels in our fleet.

•

Drydocking costs for the nine months ended September 30, 2025 and 2024 were $1.7 million and $1.5 million, respectively. During the nine months ended September 30, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking while in the same period of last year two tanker vessels underwent drydocking.

•

General and administrative costs for the nine months ended September 30, 2025 and 2024 were $3.5 million and $3.9 million, respectively. This change is mainly attributed to the decrease in stock-based compensation costs.

•

Depreciation for the nine months ended September 30, 2025 was $18.3 million, a $5.8 million increase from $12.5 million for the same period of last year, due to the increase in the average number of our vessels.

•

Other operating income for the nine months ended September 30, 2025 was $0.9 million and related to the accrued income of an insurance claim in connection with dry-docking repairs undertaken in prior years that is expected to be collected within 2025. Other operating income for the nine months ended September 30, 2024 was $1.9 million and related to the collection of an insurance claim in connection with repairs undertaken in prior years.

•

Interest and finance costs for the nine months ended September 30, 2025 and 2024 were $2.3 million and $0.1 million, respectively. The $2.3 million of costs for the nine months ended September 30, 2025 relate mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions for which the purchase agreement allowed payment to take place within one year from the date of entry into the purchase agreement. For accounting purposes, the outstanding balances payable for these nine vessels had to be allocated between principal and imputed interest up until the time of payment, although no interest was contractually charged by the sellers. The final balances, which were repaid in full within the nine months of 2025, remained the same as the originally agreed purchase prices.

•

Interest income for the nine months ended September 30, 2025 and 2024 was $6.0 million and $4.4 million, respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Foreign exchange gain for the nine months ended September 30, 2025 was $4.6 million as compared to $0.6 million for the nine months ended September 30, 2024. The $4.0 million increase in foreign exchange gain for the nine months ended September 30, 2025 is mainly attributed the strengthening of the euro currency against the dollar at the end of the nine months ended September 30, 2025 when compared to the respective currency values at the end the same period of last year.

•

As a result of the above, the Company reported net income for the nine months ended September 30, 2025 of $35.0 million, compared to net income of $46.2 million for the nine months ended September 30, 2024. The weighted average number of shares outstanding, basic, for the nine months ended September 30, 2025 was 33.3 million. Earnings per share, basic and diluted, for the nine months ended September 30, 2025 amounted to $0.98 and $0.93, respectively, compared to earnings per share, basic and diluted, for the nine months ended September 30, 2024 of $1.47 and $1.32, respectively.

•

Adjusted Net Income was $37.4 million corresponding to an Adjusted EPS, basic, of $1.04 for the nine months ended September 30, 2025 compared to adjusted net income of $50.6 million, or $1.61 Adjusted EPS, basic, for the same period of last year.

•

EBITDA for the nine months ended September 30, 2025 amounted to $49.7 million while Adjusted EBITDA for the nine months ended September 30, 2025 amounted to $52.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 15.0 vessels were owned by the Company during the nine months ended September 30, 2025 compared to an average of 10.2 vessels for the same period of 2024.

•	As of September 30, 2025, cash and cash equivalents including time deposits amounted to $99.3 million and total debt amounted to nil.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of December 11, 2025, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	January 26
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	January 26
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 27
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Time Charter	January 26

Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers(2)
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	December 25
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	December 25
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	January 26
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	December 25
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Time Charter	December 25
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	December 25
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Time Charter	January 26
Supra Duke	2011	Japan	56,000	Supramax drybulk	Time Charter	December 25
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	December 25
Eco Czar	2023	Japan	82,000	Kamsarmax drybulk	Time Charter	February 2026
Fleet Total			1,195,000 dwt

(1)	Earliest date charters could expire.
(2)

We have contracted to acquire three Japanese-built drybulk carriers, with a total capacity of approximately 164,400 dwt and an average age of approximately 12.5 years, which are expected to be delivered to us between the first quarter of 2026 and August 2026.

CEO Harry Vafias Commented

The full integration of our recently delivered seven drybulk vessels, increasing our fleet to 19 ships and soon to 22 ships, enhanced within Q3 25 our income and profitability stemming from core operations. Market rates for both tanker and drybulk markets are solid and this seems likely to hold in the upcoming quarters. With our debt free balance sheet, our cash base that is currently about $172 million and our focus on quality built Japanese and Korean ships, we aim for an even better performance in the fourth quarter of 2025.

Conference Call details:

On December 11, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register-conf.media-server.com/register/BI070a67268c6047158716d8fe3d38aeb7

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nineteen vessels on the water - seven M.R. product tankers, two suezmax tankers, three handysize drybulk carriers, five supramax drybulk carriers and two kamsarmax drybulk vessels - with a total capacity of 1,195,000 deadweight tons (dwt) and has contracted to acquire an additional two handysize drybulk carriers and a post panamax drybulk carrier of 164,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 22 vessels with an aggregate capacity of 1.4 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any such financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2024 and September 30, 2025.

FLEET DATA	Q3 2024	Q3 2025	9M 2024	9M 2025
Average number of vessels (1)	10.41	19.00	10.18	15.03
Period end number of owned vessels in fleet	11	19	11	19
Total calendar days for fleet (2)	958	1,748	2,789	4,103
Total voyage days for fleet (3)	890	1,739	2,690	4,043
Fleet utilization (4)	92.9%	99.5%	96.5%	98.5%
Total charter days for fleet (5)	261	1,308	646	2,576
Total spot market days for fleet (6)	629	431	2,044	1,467
Fleet operational utilization (7)	65.6%	88.7%	75.5%	85.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before net loss on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, net loss on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine months Period Ended September 30th,
	2024	2025	2024	2025
Net Income - Adjusted Net Income
Net income	10,061,069	10,964,002	46,240,111	35,014,422
Plus net loss on sale of vessel	—	—	1,589,702	—
Plus share based compensation	836,648	799,648	2,732,020	2,360,367
Adjusted Net Income	10,897,717	11,763,650	50,561,833	37,374,789
Net income - EBITDA
Net income	10,061,069	10,964,002	46,240,111	35,014,422
Plus interest and finance costs	113,471	875,818	121,698	2,320,290
Less interest income	(2,262,938)	(1,493,807)	(6,036,542)	(5,952,371)
Plus depreciation	4,290,384	7,535,007	12,525,453	18,284,135
EBITDA	12,201,986	17,881,020	52,850,720	49,666,476
Net income - Adjusted EBITDA
Net income	10,061,069	10,964,002	46,240,111	35,014,422
Plus net loss on sale of vessel	—	—	1,589,702	—
Plus share based compensation	836,648	799,648	2,732,020	2,360,367
Plus interest and finance costs	113,471	875,818	121,698	2,320,290
Less interest income	(2,262,938)	(1,493,807)	(6,036,542)	(5,952,371)
Plus depreciation	4,290,384	7,535,007	12,525,453	18,284,135
Adjusted EBITDA	13,038,634	18,680,668	57,172,442	52,026,843
EPS
Numerator
Net income	10,061,069	10,964,002	46,240,111	35,014,422
Less: Cumulative dividends on preferred shares	(435,245)	(435,245)	(1,305,737)	(1,305,737)
Less: Undistributed earnings allocated to non-vested shares	(437,903)	(371,772)	(2,353,108)	(1,239,283)
Net income attributable to common shareholders, basic	9,187,921	10,156,985	42,581,266	32,469,402
Denominator
Weighted average number of shares	31,383,953	33,664,833	28,995,256	33,295,052
EPS - Basic	0.29	0.30	1.47	0.98
Adjusted EPS
Numerator
Adjusted net income	10,897,717	11,763,650	50,561,833	37,374,789
Less: Cumulative dividends on preferred shares	(435,245)	(435,245)	(1,305,737)	(1,305,737)
Less: Undistributed earnings allocated to non-vested shares	(475,965)	(400,007)	(2,579,426)	(1,326,060)
Adjusted net income attributable to common shareholders, basic	9,986,507	10,928,398	46,676,670	34,742,992
Denominator
Weighted average number of shares	31,383,953	33,664,833	28,995,256	33,295,052
Adjusted EPS	0.32	0.32	1.61	1.04

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2024	2025	2024	2025
Revenues
Revenues	33,023,153	41,419,544	121,268,315	109,859,989
Expenses/(Income)
Voyage expenses	12,558,037	11,104,945	42,046,339	31,431,024
Voyage expenses - related party	415,715	511,031	1,518,099	1,345,647
Vessels’ operating expenses	7,142,040	10,726,721	19,482,856	26,046,169
Vessels’ operating expenses - related party	79,000	160,000	238,500	367,500
Drydocking costs	870,486	52,492	1,495,943	1,744,525
Management fees – related party	421,520	769,120	1,227,160	1,805,320
General and administrative expenses	1,215,921	1,185,523	3,899,293	3,468,464
Depreciation	4,290,384	7,535,007	12,525,453	18,284,135
Other operating income	—	(885,443)	(1,900,000)	(885,443)
Net loss on sale of vessel	—	—	1,589,702	—

Total expenses, net	26,993,103	31,159,396	82,123,345	83,607,341

Income from operations	6,030,050	10,260,148	39,144,970	26,252,648

Other (expenses)/income
Interest and finance costs	(4,534)	(2,527)	(12,761)	(9,249)
Interest expense – related party	(108,937)	(873,291)	(108,937)	(2,311,041)
Interest income	2,142,734	1,493,807	4,399,902	5,952,371
Interest income – related party	120,204	—	1,636,640	—
Dividend income from related party	191,666	191,667	570,833	568,750
Foreign exchange gain/(loss)	1,689,886	(105,802)	609,464	4,560,943

Other income, net	4,031,019	703,854	7,095,141	8,761,774

Net Income	10,061,069	10,964,002	46,240,111	35,014,422

Earnings per share
- Basic	0.29	0.30	1.47	0.98

- Diluted	0.27	0.29	1.32	0.93

Weighted average number of shares
-Basic	31,383,953	33,664,833	28,995,256	33,295,052

-Diluted	34,263,264	36,405,731	32,435,279	34,838,521

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	September 30, 2025
Assets
Current assets
Cash and cash equivalents	67,783,531	2,858,795
Time deposits	138,948,481	96,462,936
Trade and other receivables	13,456,083	11,592,393
Other current assets	652,769	1,677,940
Claims receivable	—	885,443
Inventories	7,306,356	6,774,367
Advances and prepayments	250,562	225,008

Total current assets	228,397,782	120,476,882

Non current assets
Operating lease right-of-use asset	78,761	19,263
Vessels, net	208,230,018	343,053,203
Investment in related party	12,798,500	12,798,500

Total non current assets	221,107,279	355,870,966

Total assets	449,505,061	476,347,848

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,243,872	8,378,540
Payable to related parties	18,725,514	4,567,879
Accrued liabilities	3,370,020	2,886,763
Operating lease liability, current portion	78,761	19,263
Deferred income	1,419,226	1,512,017

Total current liabilities	28,837,393	17,364,462

Total liabilities	28,837,393	17,364,462

Commitments and contingencies

Stockholders’ equity
Capital stock	382,755	401,798
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(8,390,225)	(8,390,225)
Additional paid-in capital	282,642,357	287,230,347
Retained earnings	146,024,662	179,733,347

Total stockholders’ equity	420,667,668	458,983,386

Total liabilities and stockholders’ equity	449,505,061	476,347,848

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Nine Month Periods Ended September 30,
	2024	2025
Cash flows from operating activities
Net income for the period	46,240,111	35,014,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,525,453	18,284,135
Non-cash lease expense	53,681	59,498
Share based compensation	2,732,020	2,360,367
Net loss on sale of vessel	1,589,702	—
Unrealized foreign exchange loss/(gain) on time deposits	580,990	(1,041,651)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,010,078	1,863,690
Other current assets	206,747	(1,025,171)
Claims receivable	—	(885,443)
Inventories	598,099	531,989
Changes in operating lease liabilities	(53,681)	(59,498)
Advances and prepayments	(127,225)	25,554
Due from related parties	2,206,821	—
Increase/(decrease) in
Trade accounts payable	(1,876,732)	3,134,668
Due to related parties	2,253,296	(856,260)
Accrued liabilities	621,976	(483,257)
Deferred income	54,963	92,791

Net cash provided by operating activities	68,616,299	57,015,834

Cash flows from investing activities
Proceeds from sale of vessel, net	41,153,578	—
Payments for acquisition, improvement and capitalized expenses of vessels	(74,593,568)	(1,707,320)
Increase in bank time deposits	(120,331,710)	(154,383,415)
Maturity of bank time deposits	119,829,230	197,910,611
Proceeds from seller financing	35,700,000	—

Net cash provided by investing activities	1,757,530	41,819,876

Cash flows from financing activities
Proceeds from exercise of stock options	—	180,000
Proceeds from warrants exercise	8,600,000	2,066,666
Stock repurchases	(2,504,498)	—
Dividends paid on preferred shares	(1,248,254)	(1,302,112)
Repayment of seller financing	—	(164,705,000)

Net cash provided by/(used in) financing activities	4,847,248	(163,760,446)

Net increase/(decrease) in cash and cash equivalents	75,221,077	(64,924,736)
Cash and cash equivalents at beginning of period	91,927,512	67,783,531

Cash and cash equivalents at end of period	167,148,589	2,858,795

Cash breakdown
Cash and cash equivalents	167,148,589	2,858,795

Total cash and cash equivalents shown in the statements of cash flows	167,148,589	2,858,795